Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

November 23, 2020

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Bond Fund, Inc. - AB FlexFee High Yield Portfolio File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the preliminary proxy statement filed on Schedule 14A (the “Proxy Statement”) for AB Bond Fund, Inc. (the “Registrant”) on behalf of AB FlexFee High Yield Portfolio (the “Fund”), a series of the Registrant. The Proxy Statement, which was filed with the SEC on November 9, 2020, relates to a proposed amendment to the Fund’s investment advisory agreement that would implement an advisory fee with breakpoints at specific asset levels (based on the Fund’s average daily net assets) and eliminate the current performance-based advisory fee.

You provided the Staff’s comments to me during our telephone conversation on November 18, 2020. As the context requires, defined terms used herein are as defined in the Proxy Statement. Responses to each of the Staff’s comments are set forth below. Redlined changes to the Proxy Statement made in response to the Staff’s comments are reflected in the Appendix to this letter.

Questions and Answers

Comment 1:	In the response to Question 3, explain or clarify how the complexity of the methodology of the performance based-fee prevents the Fund from being more competitive in the mutual fund marketplace.
Response:	The Proxy Statement has been revised in response to this comment.

Comment 2:	In the response to Question 4, delete the word “slightly” in the phrase “slightly higher” in comparing the highest advisory fee rate under the Amended Amendment and the base fee under the Current Agreement. The term may not be accurate because a fee difference may be significant depending on the time period.
Response:	The Proxy Statement has been revised in response to this comment.
Comment 3:	In the response to Question 4, provide the full name and a brief description of “Broadridge.”
Response:	The Proxy Statement has been revised in response to this comment.
Comment 4:	In the last paragraph of the response to Question 4, the disclosure provides performance-adjusted investment advisory fee data for the fiscal year ended December 31, 2019 and the semi-annual period ended June 30, 2020. For consistency, reference the hypothetical fee rate under the Amended Agreement for the semi-annual period in addition to that for the fiscal year, which is already disclosed in the response.
Response:	The Proxy Statement has been revised in response to this comment.
Comment 5:	In the response to Question 5, for clarity in the expense comparisons, consider referencing the fee rate of 0.60% in a parenthetical when citing the New Expense Limitation, although it is a defined term. In addition, review the use of the term “current expense limitation” and the defined term “New Expense Limitation” for consistency.
Response:	The Proxy Statement has been revised in response to this comment.
Comment 6:	In the response to Question 5, consider including a table to illustrate the differences in Fund expenses under the Current Agreement and the Amended Agreement.
Response:	The Proxy Statement has been revised in response to this comment.
Comment 7:	With respect to Question 6, confirm supplementally that there will be no change in investment objective or strategies for the Fund.
Response:	Registrant supplementally confirms that there will be no change in investment objective or strategies for the Fund.

Comment 8:	A planned change in the Fund’s benchmark is referenced in the response to Question 6 and later under “Board Consideration of the Amended Agreement,” but the Staff notes that the Proxy Statement indicates that there will be no change in the Fund’s investment objective or strategies. Explain supplementally the reason for the change in the Fund’s benchmark.
Response:	The SEC requires funds to compare their performance against an appropriate broad-based securities market index in their prospectuses and shareholder reports. Contingent on stockholder approval of the Amended Agreement, the Fund will change its performance benchmark from the Markit iBoxx USD Liquid High Yield Index (the “Markit Index”) to the Bloomberg Barclays U.S. Corporate High Yield 2% Issuer Capped Index (the “Bloomberg Barclays Index”), the index used by the Fund prior to the institution of the performance-based advisory fee. The Markit Index was made the Fund’s performance benchmark in connection with the use of such Index as the reference index in the calculation of the Fund’s performance fee. However, with the planned elimination of the performance fee and the resultant elimination of the need for a reference index for calculation of the fee, the Fund’s benchmark index will revert to the more commonly used Bloomberg Barclays Index.
Comment 9:	The response to Question 6 references a number of changes for the Fund that are not subject to stockholder approval. Review and revise the disclosure for clarity, including clearly separating and numbering the various items. In addition, ensure that the disclosure is clear as to what changes will occur if the Proposal is approved.
Response:	The response to Question 6 in the Proxy Statement has been revised in response to this comment.
Comment 10:	The response to Question 8 states that if stockholders do not approve the Amended Agreement, the Fund will continue to pay investment advisory fees as specified in the Current Agreement, but disclosure under “Voting Information” in the Proxy Statement indicates that the Fund will accrue an advisory fee at the minimum fee rate under the Current Agreement through March 17, 2021. Reconcile this discrepancy. In addition, clarify that the Fund’s expenses will continue to be subject to the current expense limitation.
Response:	The response to Question 8 in the Proxy Statement has been revised in response to this comment.

Proxy Statement

Comment 11:	On the front page of the Proxy Statement, the disclosure states that each share is entitled to one vote. Include disclosure addressing the treatment of fractional shares for voting purposes.
Response:	The Proxy Statement has been revised in response to this comment.
Comment 12:	On page 1 of the Proxy Statement, in the second and third sentences of the first paragraph, clarify the references to the descriptions of the Current Agreement and the Amended Agreement.
Response:	The Proxy Statement has been revised in response to this comment.
Comment 13:	Under “Proposal: Approval of Amendment to the Investment Advisory Agreement – Description of the Current Agreement and the Amended Agreement,” consider adding a table to show the proposed breakpoint schedule for the investment advisory fee under the Amended Agreement.
Response:	The Proxy Statement has been revised in response to this comment to incorporate such table, which replaces a narrative description of the proposed breakpoint schedule for the investment advisory fee.
Comment 14:	If applicable, please include disclosure that is responsive to Item 22(c)(10) of Schedule 14A.
Response:	The Registrant supplementally confirms that Item 22(c)(10) is not applicable to the Proxy Statement. The Adviser does not act as an investment adviser to another mutual fund with the same investment objective (to maximize total return consistent with prudent investment management) and principal strategy (investing at least 80% of its assets in high yield debt securities).
Comment 15:	Under “Proposal: Approval of Amendment to the Investment Advisory Agreement – Comparative Fee and Expense Information,” review the disclosure under “Management Fee Waiver” and consider simplifying it for ease of understanding.
Response:	Registrant has reviewed this disclosure, which describes a management fee waiver under the Current Agreement that will not be applicable to the investment advisory arrangement under the Amended Agreement. Registrant believes that the disclosure is understandable, which matches the disclosure provided in the Fund’s prospectus. The Proxy Statement has not been revised in response to this comment.

Comment 16:	Under “Proposal: Approval of Amendment to the Investment Advisory Agreement – Board Consideration of the Amended Agreement,” the disclosure indicates that the Directors considered materials concerning the SEC’s published guidance on factors that should be considered in connection with fulcrum fee arrangements (the “SEC Guidance”). Indicate how the SEC Guidance was considered or tied to the approval of the Amended Agreement.
Response:	The disclosure citing the consideration of materials concerning the SEC Guidance pertains to the Directors’ consideration of the Fund’s current management fee (i.e., the fulcrum fee) under the Current Agreement (as indicated in the beginning of the sentence referencing the SEC Guidance). The disclosure has been removed because it is not required by Schedule 14A, which only requires discussion of the material factors and conclusions that form the basis for the recommendation of the Board for the approval of the Amended Agreement.
Comment 17:	Under “Proposal: Approval of Amendment to the Investment Advisory Agreement – Board Consideration of the Amended Agreement,” the disclosure indicates that, with respect to their review of investment performance, the Directors noted that the Fund’s performance would have been different had the fee schedule in the Amended Agreement been in effect during specified time periods. The Staff notes that the disclosure does not explain how the performance would have been different.
Response:	The Proxy Statement has been revised in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq.